SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2003

Commission File Number 1-14493

TELESP CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Telesp Cellular Holding Company
(Translation of Registrant's name into English)

Rua Abílio Soares, 409
04005-001 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TELESP CELULAR PARTICIPAÇÕES S.A.

Publicly-held Company

CVM n° 1771-0

C.N.P.J. n° 02.558.074/0001-73

N.I.R.E 35.300.158.792

RELEVANT NOTICE

Telesp Celular Participações S.A. hereby informs:

On December 27th, 2002, Telesp Celular Participações S.A. (“TCP”) acquired the remaining 17% of the capital stock of the holding companies that control Global Telecom (“GT”), and became the indirect owner of 100% of the capital stock of GT, the B Band cellular operator in the states of Santa Catarina and Paraná, according to the Relevant Notice published in the D.O.E.S.P. on December 28th, 2002, and in Gazeta Mercantil on December 30th, 2002.

According to Instruction CVM 247 of March 23rd, 1996, and due to the acquisition of the remaining 17% of the capital stock of the holdings that control GT, the Company decided to hire an independent appraisal of Global Telecom to evaluate the need to constitute an investment loss provision.

After the end of the appraisal, if this provision is constituted, it will be recorded as an extraordinary item of the income statement, with a negative impact on the net result of this accounting period.

São Paulo, February 7th, 2003
TELESP CELULAR PARTICIPAÇÕES S.A.
Maria Paula Canais
Investor Relations Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 7, 2003

TELESP CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Maria Paula de Almeida Martins Canais
Maria Paula de Almeida Martins Canais Investor Relations Officer

FORWARD-LOOKING STATEMENTS

         This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.